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                                                                     Exhibit 7.4

                               GREGORY M. SHEPARD
                                 ATTORNEY AT LAW
                              15 COUNTRY CLUB PLACE
                          BLOOMINGTON, ILLINOIS 61701
              Telephone: 309 827-5968 E-mail: gshepard2000@aol.com

May 29,2003

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors
State Auto Financial Corporation
518 East Broad Street
Columbus, OH 43215-3976

Board of Directors
State Automobile Mutual Insurance Company
518 East Broad Street
Columbus, OH 43215-3976


Attention: Mr. Robert H. Moone, Chairman and CEO

Gentlemen:

On December 12, 2002, I delivered to you my shareholder proposal for consideration at State Auto Financial Corporation's ("STFC"), 2003 Annual Shareholders Meeting. As a holder of greater than 5% of STFC's outstanding stock, I was disappointed to learn that STFC's Board of Directors opposed my proposal and recommended that STFC's shareholders vote against the non-binding resolution to appoint a committee of independent directors with authorization and direction to explore strategic alternatives to maximize shareholder value. In light of STFC's decision in this regard, I have personally investigated alternative transactions that I believe will yield the greatest premium for STFC shareholders. Accordingly, last Friday I withdrew my shareholder proposal for the Annual Shareholders Meeting and I now make the following proposal on behalf of Mid-West Mutual Insurance Company ("Mid-West"), an Ohio mutual property and casualty insurance company in formation, which I will control.

I propose that Mid-West, State Automobile Mutual Insurance Company ("State Auto") and STFC negotiate a transaction whereby, subject to successful formation and regulatory approval of Mid-West and completion of customary due diligence by Mid-West and its financing sources, State Auto would first merge with Mid-West with State Auto as the surviving entity. State Auto and a wholly owned to be formed Ohio acquisition corporation would then immediately commence a tender offer for STFC's 10,896,332 public shares (other than my shares as of March 31, 2003) for $27.50 per share (the "Proposed Transaction").

In accordance with, and subject to the conditions contained in, the letter attached hereto as Exhibit 1, Jefferies & Company, Inc. is highly confident that it could arrange financing to fund the Proposed Transaction allowing for the purchase of the public shares. Subject to the negotiation of terms with STFC, I would agree not to tender my shares in the public tender offer and instead would exchange my 2,000,000 shares of STFC common stock for $55,000,000 of STFC preferred stock without maturity or cash dividend requirements. In addition, STFC would make every effort to cash out all of its outstanding stock options at $27.50 per share.

After completion of the Proposed Transaction, State Auto would have approximately $1.0 billion of surplus to support its $1.2 billion of premiums. With the elimination of the public ownership, the pooling agreement could be amended to provide for pro-rata participation levels based upon surplus percentages, rather than the current allocation, which relies disproportionately on the surplus of the public company insurance subsidiaries. The pooling agreement adjustment would eliminate STFC's stated need to pursue bank debt or other forms of financing to improve net written premium to statutory surplus ratios. Please respond to me before June 6,2003.

I would be happy to meet with the Boards to explain my proposal, should you so desire.

Very truly yours,

/s/ Gregory M. Shepard
Gregory M. Shepard